222 NORTH LASALLE STREET CHICAGO, ILLINOIS 60601 T: +1 (312) 609 7500 F: +1 (312) 609 5005 CHICAGO • NEW YORK • WASHINGTON, DC LONDON • SAN FRANCISCO • LOS ANGELES
JACOB C. TIEDT ATTORNEY AT LAW +1 (312) 609 7747 jtiedt@vedderprice.com

April 20, 2016

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. John Ganley
Senior Counsel

Re:	Nuveen Dividend Advantage Municipal Fund (the “Registrant”);
File No. 333-210112

To the Commission:

On behalf of the Registrant, this letter is in response to the comments provided telephonically by the staff of the U.S. Securities and Exchange Commission (the “Commission”) to Vedder Price P.C. on April 13, 2016 with respect to the Registrant’s Registration Statement on Form N-14 filed on March 11, 2016 (the “Registration Statement”) relating to the issuance of common shares in connection with the proposed reorganizations of Nuveen Premium Income Municipal Fund, Inc. (“Premium Income”), Nuveen Investment Quality Municipal Fund, Inc. (“Investment Quality”), Nuveen Select Quality Municipal Fund, Inc. (“Select Quality”) and Nuveen Premier Municipal Income Fund, Inc. (“Premier Income” and together with Premium Income, Investment Quality and Select Quality, the “Target Funds” or each individually, a “Target Fund”) into the Registrant (each, a “Reorganization” and together, the “Reorganizations”). The Registrant and Target Funds are referred to herein each as a “Fund” and collectively as the “Funds.” Any terms not defined herein have the same meanings as given to them in the Registration Statement. Set forth below are the staff’s comments and the Registrant’s responses. The Registrant is filing Pre-effective Amendment No. 1 to the Registration Statement concurrently herewith to address the comments of the staff, to complete all missing information in the Joint Proxy Statement/Prospectus and Statement of Additional Information and to file exhibits in Part C of the Registration Statement.

U.S. Securities and Exchange Commission

April 20, 2016

General

(1)

Comment:     For the staff’s information, please explain why the offering and issuance of the Variable Rate Demand Preferred Shares (“VRDP Shares”) or the Variable Rate MuniFund Term Preferred Shares (“VMTP Shares”) being issued by the Registrant in connection with the Reorganizations will not be registered under the Securities Act of 1933, as amended (the “1933 Act”).

Response:     The outstanding VRDP Shares and VMTP Shares of the Funds were designed and marketed as institutional products, were initially sold only to a limited number of institutional investors in private offerings made in reliance on exemptions from the registration requirements of the 1933 Act and are currently held solely by a limited number of institutional investors. Accordingly, the Registrant has likewise determined to issue the VRDP Shares and VMTP Shares being issued in connection with the Reorganizations in private placement transactions pursuant to an exemption from the registration requirements of the 1933 Act.

(2)

Comment:     For the staff’s information, please discuss the basis for concluding that VRDP Shares and VMTP Shares are separate series (but not separate classes) of senior securities within the meaning of Section 18(c) of the 1940 Act.

Response:     As a threshold matter, we note that Nuveen Fund Advisors, LLC (“Nuveen”), on behalf of the Nuveen Funds, had extensive discussions with the Commission staff regarding the characterization of various types of mandatorily redeemable preferred shares for purposes of Section 18(c) as part of its efforts to refinance auction rate preferred shares in 2009 following the failure of the auction markets. With respect to the Reorganizations, the Registrant believes that the VRDP Shares and VMTP Shares of the Registrant will be separate series of preferred shares (but not separate classes) within the meaning of Section 18(c). The statute, legislative history and staff guidance with respect to Section 18 all focus on the priorities of claims on assets in connection with assessing the purposes and intent of Section 18(c).[1] In this regard, the Registrant notes that the VRDP Shares and VMTP Shares each (i) rank senior to the common shares of the Registrant with respect to the payment of dividends and proceeds upon liquidation, and (ii) rank pari passu with respect to each other and each future series of preferred shares with respect to the payment of dividends and proceeds upon liquidation. Without limiting the foregoing, the Registrant notes that, with respect to each series, dividends may be paid only out of funds legally available therefor in accordance with the governing documents and applicable law. The Registrant also notes that, with respect to each series of preferred shares, the governing documents contain various provisions to ensure that dividends are not paid on one series while dividends are in arrears for other series. In addition, in the event of dividend arrearages, the governing documents provide that accumulated dividends are paid on a pro rata basis.

Joint Proxy Statement/Prospectus

(3)

Comment:     Please disclose whether the Board of each Fund determined that the interests of existing shareholders of the Funds would not be diluted as a result of the Reorganizations, or confirm such disclosure is already in the Joint Proxy Statement/Prospectus.

Response:     The Registrant confirms that the requested disclosure is already contained in the Joint Proxy Statement/Prospectus in (among other locations) the first paragraph under the caption “Proposal No. 2—C. Information About the Reorganizations—Reasons for the Reorganizations.”

(4)

Comment:     In the answer to the question “Why has each Fund’s Board recommended the Reorganization proposal(s)?” in the Q&A Section and elsewhere in the Joint Proxy Statement/Prospectus, as appropriate, please emphasize the fact that the pro forma expense ratio of the combined fund as of

[1]	See, e.g., Hearings before the House Subcommittee on Interstate and Foreign Commerce on H.R. 10065, 76th Cong., 3d Sess. (1940) pp. 95-100; In Re Israel Development Corp., S.E.C. Rel. IC-3214 (Mar. 16, 1961) and Allstate Municipal Premium Income Fund (pub. avail. July 14, 1989).

U.S. Securities and Exchange Commission

April 20, 2016

October 31, 2015, including the costs of leverage, is higher than that of certain Funds as of the same date. Please also consider formatting the disclosure as a list.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

(5)

Comment:     In the Q&A section, the Registrant states that the Reorganizations are expected to result in the same or higher distribution rates for common shareholders of each Fund. For the staff’s information, please confirm whether the Registrant is expected to distribute a return of capital to common shareholders.

Response:     The Registrant confirms that the potential for higher distribution rates for common shareholders is expected to result from operating expense savings and increases in leverage. The Registrant does not expect to distribute a return of capital to common shareholders.

(6)

Comment:     In the section captioned “Proposal No. 2—A. Synopsis—Material Federal Income Tax Consequences of the Reorganizations,” please disclose whether there will be significant portfolio sales in connection with the Reorganizations.

Response:     Portfolio sales by the Target Funds in connection with the Reorganizations are not expected to be significant. Each Target Fund is expected to sell less than 5% of its portfolio holdings solely in connection with the Reorganizations. The Registrant has revised the disclosure in response to the staff’s comment.

(7)

Please consider providing a more summary discussion of the tax consequences of the Reorganizations in the section “Proposal No. 2—A. Synopsis—Material Federal Income Tax Consequences of the Reorganizations.”

Response: The Registrant has revised the disclosure in response to the staff’s comment.

(8)

Comment:     Under the section captioned “Comparison of the Acquiring Fund and each Target Fund,” please consider revising the vertical summary of current principal investment policies and strategies of the Funds to make the disclosure less complex.

U.S. Securities and Exchange Commission

April 20, 2016

Response: The Registrant has revised the disclosure in response to the staff’s comment.

(9)

Comment:     When discussing the additional breakpoint in the Registrant’s proposed fund-level fee schedule for managed assets over $5 billion, please disclose whether the Registrant is expected to have managed assets over $5 billion following the Reorganizations.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

(10)	Comment: For the staff’s information, please confirm whether the fiscal year end fees and expenses have been updated to reflect current fees and expenses.

Response:     The fees and expenses set forth in the Comparative Fee Table, including the pro forma fees and expenses of the combined fund, are estimated based on actual expenses during the fiscal year ended October 31, 2015, adjusted as described in footnotes (3) and (5) to the table.

(11)	Comment: In the Comparative Fee Table, please re-position the Registrant column adjacent to the combined fund pro forma column.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

(12)

Comment:     Given that each Fund has leverage, the staff believes that the table in footnote (2) to the Comparative Fee Table that presents operating expenses (i.e., total expenses excluding the costs of leverage) should be removed.

Response:     The Registrant believes that the table in footnote (2) to the Comparative Fee Table that presents operating expenses (i.e., total expenses excluding the costs of leverage) accurately describes certain benefits common shareholders are expected to receive from the Reorganizations and provides common shareholders with valuable information to inform their voting decision with respect to the proposed Reorganizations. While operating expenses are directly borne by common shareholders, the costs of leverage do not impact a common shareholder’s investment in the same way. Rather, the use of leverage by the Funds, after considering the costs incurred to service such leverage, provides common shareholders with a net benefit in the form of an increased return. We also note that, as described under the caption “Proposal No. 2—C. Information About the Reorganizations—Reasons for the Reorganizations,” the

U.S. Securities and Exchange Commission

April 20, 2016

effect of the Reorganizations on operating expenses was a significant factor in the Board’s decision to approve the Reorganizations.

Exhibits

(13)

Comment:     For the staff’s information, please confirm that the Registrant intends to file a post-effective amendment to the Registration Statement with an unqualified legality opinion with respect to the Registrant’s issuance of common shares, or discuss the basis for not doing so.

Response:     The Registrant confirms that it will file a post-effective amendment to the Registration Statement with an unqualified legality opinion with respect to the Registrant’s issuance of common shares.

Please direct your questions and/or comments regarding this filing to Deborah Bielicke Eades at (312) 609-7661 or the undersigned at (312) 609-7697.

Very truly yours,

/s/ Jacob C. Tiedt

April 20, 2016

Mr. John Ganley

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nuveen Dividend Advantage Municipal Fund (the “Registrant”)

Registration Statement on Form N-14

File Number: 333-210112

Dear Mr. Ganley:

This letter is provided to the U.S. Securities and Exchange Commission (the “Commission”) in connection with a response being made on behalf of the Registrant to comments that you provided on April 13, 2016, with respect to the Registrant’s Registration Statement on Form N-14 under the Securities Act of 1933, as amended, filed with the Commission on March 11, 2016.

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant. The Registrant acknowledges that any comments or changes to the disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Very truly yours,

Nuveen Dividend Advantage Municipal Fund

By:	/s/ Kevin J. McCarthy
Name:	Kevin J. McCarthy
Title:	Vice President and Secretary